UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE TO
 Tender Offer Statement Under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of
1934

American Defense Systems, Inc.
 (Name of Subject Company (Issuer))

Armor Defense Systems, Inc.
 (Name of Filing Person)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
 (Title of Class of Securities)

Not applicables
 (CUSIP Number of Class of Securities)

A. Christopher Johnson
Chief Executive Officer
Armor Defense Systems, Inc.
202 Champions Point Way
Cary, North Carolina 27513
(919) 532-4223

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Jeffrey M. Quick
Quick Law Group PC
1035 Pearl Street
Suite 403
Boulder, Colorado 80302

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$1,101,743.84	$43.30

*	Estimated solely for purposes of calculating the filing fee only, this amount is based on the anticipated purchase of 55,087,192 shares of common stock at the maximum tender offer exchange price of $1,101,743.84.
**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Exchange Act, equals $39.30 per million of the value of the transaction.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☐	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Schedule TO

This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Armor Defense Systems, Inc., a Delaware corporation (the "Company"), to purchase for a tax-free share exchange up to $1,101,743.84 in value of shares of common stock, $0.001 par value per share ("common stock") of American Defense Systems, Inc. upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 23, 2012 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(1)(B). The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to items 1 through 11 of this Schedule TO. On August 23, 2012, the Company filed a Form S-4 with the Securities and Exchange Commission ("Registration Statement") in order to register its common stock with respect to this Offer. While the Company may solicit shareholders of the Subject Company prior to the effectiveness of the Registration Statement, it may not accept any exchanges prior to the Registration Statement being declared effective.

The Offer is being made pursuant to a Section 253 of the Delaware General Corporation Law.  Specifically, assuming a minimum of 90% of the issued and outstanding share of the Subject Company elect to tender pursuant to the offer, the Subject Company and Armor Defense will enter in to Agreement and Plan of Merger (the "Merger Agreement").  The Merger Agreement will provide, among other things, that pursuant to the Offer and subject to certain conditions, Armor Defense will be merged with and into the Subject Company (the “Merger”), with Subject Company continuing as the surviving corporation. In the Merger, each share outstanding immediately prior to the effective time of the Merger will be canceled and converted into the right to receive one share of Armor Defense.   Under no circumstances will interest be paid on the purchase price for the Securities, regardless of any extension of the Offer or any delay in making payment for the Securities.

Item 1. SUMMARY TERM SHEET.

The information set forth in the section captioned “Summary Term Sheet” in the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

(a)  Name and Address: The name of the subject company is American Defense Systems, Inc.

(b)  Securities: The information set forth in the section captioned “Introduction” in the Offer to Purchase is incorporated herein by reference.  The information set forth in Section 7 (“Price Range of the Shares”) of the Offer to Purchase is incorporated herein by reference.

(c)  Trading Market and Price: The information set forth in the section captioned “Introduction” of the Offer to Purchase is incorporated herein by reference.  The information set forth in Section 7 (“Price Range of the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a)  Name and Address: The name of the filing person is Armor Defense Systems, Inc.  The information set forth in Section 10 (“Certain Information Concerning Armor Defense Systems”) of the Offer to Purchase is incorporated herein by reference.  A. Christopher Johnson is the sole officer, director and shareholder of Armor and as such should be deemed a filing person as well.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)   Material Terms: The information set forth in the sections captioned “Introduction” and “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference. The information set forth in Section 1 (“Number of Shares; Purchase Price; Proration”), Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Exchange of Shares”), Section 11 (“Material U.S. Federal Income Tax Consequences”), Section 12 (“Extension of the Offer; Termination; Amendment”) and Section 14  (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(b)   Purchases: The information set forth in the sections captioned “Introduction” and “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

As of the date of this filing, there exists no agreement or understanding between Armor Defense or Mr. Johnson and any third party with respect to the purchase or sell of the Subject Company’s securities.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes: The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Tender Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of the Securities Acquired: The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans: The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds: The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions: Not applicable.

(d) Borrowed Funds: Not applicable.

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY. Not applicable.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations: The information set forth in Section 13 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS. Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”), Section 9 (“Legal Matters; Regulatory Approvals”) and Section 10 (“Certain Information Concerning Armor Defense Systems”) in the Offer to Purchase is incorporated herein by reference.

(b) Other Material Information: The information in the Offer to Purchase and the related Letter of Transmittal, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(B) hereto, is incorporated herein by reference.

ITEM 12.    EXHIBITS

(a)(1)(A)	Offer to Purchase dated August 23, 2012.
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(H)	Letter to Shareholders.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3: Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Armor Defense Systems, Inc.

Dated: August 23, 2012	By:	/s/ A. Christopher Johnson
Name: A. Christopher Johnson
Title: Chief Executive Officer

/s/ A. Christopher Johnson
A. Christopher Johnson; individually

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EXHIBIT INDEX

Exhibit No.	Exhibit
(a)(1)(A)	Offer to Purchase dated August 23, 2012.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(H)	Letter to Shareholders.